Filed by URS Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: URS Corporation

Commission File No.: 1-7567

Date: July 21, 2014

The following email message was sent from Mike Burke, Chief Executive Officer of AECOM Technology Corporation (“AECOM”), to AECOM’s employees on July 21, 2014:

From: Mike Burke (CEO)

Sent: Monday, July 21, 2014 3:54 AM

Subject: A message from Mike: CEO Conversation Regarding URS Joining AECOM

July 21, 2014

CEO Conversation Regarding URS Joining AECOM

I had the opportunity to film a brief video with Martin Koffel, URS chairman and CEO, to discuss this transformational milestone for both organizations and the exciting future we see ahead. Click below to view the video.

Cautionary Note Regarding Forward-Looking Statements

This video may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the 2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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The script of this video is attached as a PDF.

[Note: The following is the script of the AECOM-URS CEO video message, a copy of which was included in the email message circulated by Mike Burke to AECOM employees.]

Mike Burke:

Hello, I’m Mike Burke, and I’m here today with Martin Koffel, chairman and chief executive officer of URS.

Martin Koffel:

Mike it’s been a long journey and it’s great to be here.

Mike Burke:

Thank you.

Certainly our firms are familiar to each other, and we have worked as partners on major projects. Now AECOM’s array of capabilities, combined with URS, will provide our clients with greater technical expertise and broader services in more places around the world. In one step, this transaction dramatically accelerates our integrated delivery strategy and is a major step forward in achieving our vision to become the world’s premier, fully integrated infrastructure firm.

When the transaction is completed, most likely during October pending regulatory reviews, we will have approximately 95,000 employees and about $19 billion in annual revenue.

The combination of our companies positions us as one of the largest engineering and construction companies in the world. More importantly, our clients and our people will benefit as we work together to build the best organization in our industry.

Building on AECOM’s global footprint that operates in more than 150 countries, we’ll be able to offer a larger, more diverse, yet integrated, portfolio of services in more places around the world.

Upon closing, we will work to seamlessly transition people and expertise into the new company. We will also continue to promote a culture of ethics and integrity, one of AECOM’s most important core values, and one that I know URS also cares deeply about.

Martin Koffel:

Of course our mutual commitment to technical and professional excellence and to delivering projects in the safest possible manner will always continue to distinguish us as it has done in the past. Mike and I also ask for your support in the important integration planning work that lies ahead. Our goal is to make the first official day of our combined organization seamless, whether that’s in the way we deliver services to our clients, or the way that we work together with each other.

Mike Burke:

Thank you for your continued commitment to AECOM, to URS, and to the bright future that awaits our combined firm. Martin and I are excited about that future, and we hope that you share our enthusiasm.

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